ESCALADE, Inc.

www.escaladeinc.com

P.O. Box 889

Evansville, IN 47706-0889

817 Maxwell Avenue

Evansville, IN 47711

T: 812-467-4449 F: 812-467-1303

December 13, 2010

Via EDGAR – CORRESP

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. David R. Humphrey, Branch Chief

RE: Escalade, Incorporated

Form 10-K for the Fiscal Year Ended December 26, 2009

Filed March 5, 2010

File No. 000-06966

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2010

File No. 000-06966

Dear Mr. Humphrey,

Escalade, Incorporated received your Staff’s comment letter dated December 1, 2010 on December 10, 2010 for the above referenced filings. As we discussed with the Staff this morning, we respectfully request an extension of time, until December 29, 2010, to prepare complete and comprehensive responses to each comment.

Respectfully,

ESCALADE, INCORPORATED

/s/ Deborah J. Meinert

Deborah J. Meinert, Chief Financial Officer

Cc:	Juan Migone
Margery Reich
Tonya Bryan